Haskell Slaughter Young & Rediker, LLC
1400 Park Place Tower
2001 Park Place North
Birmingham, Alabama 35203
t. 205.251.1000 f. 205.324.1133

September 5, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Main Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-1004

        Re: Omnimmune Holdings, Inc.
        Item 4.01 Form 8-K
        Filed August 13, 2008
        File No. 333-145507

Ladies and Gentlemen:

    On behalf of Omnimmune Holdings, Inc. (the "Company"), we are transmitting for filing a Form 8-K/A, Amendment No.3, which further amends and restates Item 4.01 of the Form 8-K filed with the Commission on August 12,2008.

    The purpose of the Form 8-K/A, Amendment No.3, is to respond to comments of the Staff set forth in the Commission's email to the Company dated August 29,2008.

    We respond to the specific comments of the Staff as follows:

Comment No.1 Please revise the first paragraph to disclose the date you actually dismissed Shumacher rather than the effective date of the dismissal. Refer to paragraph(a)(l)(i) of Item 304 of Regulation S-B.

Response: The Board of Directors of the Company dismissed Schumacher on August 11, 2008. The Form 8-K/A, Amendment No.3, hereby revises the first paragraph accordingly.

Comment No.2 We note that Schumacher only reported on yourfinancial statements for the most recent fiscal year. Please disclose that fact in the second paragraph. See Item 304(a)(1)(ii) of Regulation S-B.

Response: The Form 8-K/A, Amendment No.3, hereby provides such disclosure in the second paragraph.

Comment No.3 In the second paragraph, please revise to clarify that Schumacher's report contained an explanatory paragraph regarding your ability to continue as a going concern, rather than a qualification. In this regard, we believe that your reference to a going concern qualification implies that the auditors did not issue an unqualified opinion.

Response: The Form 8-K/A, Amendment No.3, hereby revises the second paragraph accordingly.

Comment No.4 Please revise the first and fifth paragraphs to disclose the date you actually engaged B&P rather than the effective date of the engagement. Refer to paragraph (a)(2) of Item 204 of Regulation S-B.

Response: The Board of Directors of the Company engaged B&P on August 11, 2008. The Form 8-K/A, Amendment No.3, hereby revises the first and fifth paragraphs accordingly.

    If you have any questions regarding these matters, please do not hesitate to contact me at 205-254-1405.

Sincerely,

Haskell Slaughter Young & Rediker, LLC

Date: September 05, 2008	By:	/s/ Matthew T. Franklin
Matthew T. Franklin

cc:	Ta Tanisha Meadows, Mail Stop 3561
Harris A. Lichtenstein, Ph.D.
Howard Becker
Frank McDaniel
Leigh Els Wilde
William K. Holbrook